K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S  &  F  R  A  N  K  E  L  LLP

Richard H. Gilden
Partner
Tel:  212 715-9486
Fax:  212 715-8085

January 20, 2011

Mr. Jeffrey Riedler
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-3628

Re:	Compugen Ltd. Registration Statement on Form F-3 Filed January 11, 2011 File No. 333-171655

Dear Mr. Riedler:

We are U.S. securities counsel for Compugen Ltd. (the “Company”).  The Company has requested that we respond on its behalf to the comment letter dated January 13, 2011 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”).

For convenience, we have set forth below in italics the comment contained in the Comment Letter, followed by the Company’s response.

Form F-3
Where You Can Find More Information and Incorporation of Certain Information By Reference, page 14

1.  We note that you are incorporating by reference a Form 6-K filed on September 22, 2010, however, there does not appear to be a Form 6-K filed on September 22, 2010. Please advise or revise.

Response:

In response to this comment, the Company notes that the incorporation by reference of a Form 6-K filed on September 22, 2010 was a mistake. The Company proposes to correct this mistake when it files its final prospectus following the effective date of the above mentioned registration statement pursuant to Rule 424(b)(3). In its final prospectus, the Company also intends to correct a typographical error on the first page of the prospectus (the page immediately preceding the table of contents) by changing “January 5, 2010” to “January 5, 2011.”

Please note that the Company intends today to file a written request that the effective date of the above mentioned registration statement be accelerated so that it will become effective on January 21, 2011 at 3:00 p.m. (New York City time), or as soon thereafter as is practicable.

If you or other members of the Staff have any further questions or comments concerning these responses or if you require additional information, please feel free to contact me at the telephone number above.

Very truly yours,

/s/ Richard H. Gilden
Richard H. Gilden

cc:	Anat Cohen-Dayag, President & CEO, Compugen Dikla Czaczkes Axselbrad, CFO, Compugen Martin Gerstel, Chairman of the Board, Compugen

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